EXHIBIT 99.5
                        [Graphic Omitted][THE STOCK EXCHANGE, MUMBAI LETTERHEAD]


June 6, 2002

Shri A. K Bhattacharya
Group Managing Editor
Business Standard
New Delhi


Kind Attn: Dr. Haseeb Drabu, National Editor/Shri P.G. Mathai - Resident Editor/
           Shri Pradeep Raje - Dy. Resident Editor

Dear Sir,

This is with reference to the news article, "Bourse seeks VSNL plan details", published in the June 6, 2002 edition of the Business Standard by the Economy Bureau, New Delhi.

The statements attributed to Bombay Stock Exchange (BSE) in the article are incorrect.

BSE, as a part of rumor verification, inquired with the company about the news item. The clarification received from the company has been carried on BSE website as also the copy of the company communication has been reproduced in BSE Bulletin. A copy of the same is attached.

Please note that as a part of its rumor verification exercise the Exchange contacts companies on daily basis on information that appears in the press which have not been informed to the Exchange. This however, prima facie, does not tantamount to rejecting an explanation by an organisation or violation of the Listing Agreement.

Being a responsible publication, we request you to issue a clarification prominently at the earliest. We also request you to check the facts on BSE related issues with the Corporate Communications Department of the Exchange in future prior to publishing the same.

Yours faithfully,

By: /s/ KALPANA MANIAR
    ---------------------
Name:  Kalpana Maniar
Title: General Manager - Corporate Communications

c.c. to:  Shri SK Gupta - Managing Director-VSNL
          Shri Satish Ranade - ED (Legal) & Co. Secretary - VSNL

PRESS REPORTS                   NEWSPAPER:      BUSINESS STANDARD
                                CITY:           MUMBAI
                                DATE:           06-06-2002
                                VIDESH SANCHAR NIGAM LIMITED

                         BOURSE SEEKS VSNL PLAN DETAILS

                               OUR ECONOMY BUREAU
                               NEW DELHI, 5 JUNE


In another twist to the controversy surrounding Videsh Sanchar Nigam Ltd (VSNL), the Bombay Stock Exchange (BSE) today rejected the Tatas' explanation of the company's decision to withhold information from the stock exchange about the proposed sale of stake in Intelsat and Inmarsat.

Sources in the exchange told BUSINESS STANDARD such information was price-sensitive and, as per the listing agreement, had to be disclosed to the bourse. "The company has violated the listing agreement norms," they maintained. The sources added that any price-sensitive decision taken by the board of a listed company, however small it might be, had to be conveyed to the stock exchange.